                                                             Exhibit 4.61

                          FORM OF AMENDED AND RESTATED
                      ADVERTISING REPRESENTATION AGREEMENT

THIS AGREEMENT is amended and restated as of the 14th day of February, 2003

BETWEEN:

                  CANWEST MEDIA SALES LIMITED, a company
                  incorporated under the laws of Canada ("CanWest")

                                    - and -

                _________________________________, a company
                incorporated under the laws of Canada ("Company")

RECITALS:

A. CanWest is in the business of providing advertising representation services and wishes to provide such services to Company.

B. Company wishes to engage CanWest to provide advertising representation services.

C. Company and CanWest wish to amend and restate this Agreement originally made as of April 30, 2002 to reflect certain amendments made as of and to take effect on February 14, 2003.

THEREFORE, the parties agree as follows:

                                   ARTICLE I.
                    DEFINITIONS, SCHEDULES AND INTERPRETATION

1.1      DEFINITIONS - IN THIS AGREEMENT:

Whenever used is this Agreement the following words and terms shall have the meaning set out below:

         (a) "ADVERTISING SALES" means sales by CanWest to Listed Accounts, of advertising space in Company Publications;

         (b) "AFFILIATE" has the meaning given in the Canada Business Corporations Act, as amended from time to time;

         (c) "AGREEMENT" means this agreement, including all schedules, and all amendments or restatements, as permitted, and references to "Article" or "Section" mean the specified Article or Section of this Agreement;

         (d) "BUSINESS DAY" means any day, other than a Saturday or Sunday, on which the principal commercial banks in the Cities of Toronto and Winnipeg are open for commercial banking business during normal banking hours;

         (e) "COMPANY PUBLICATIONS" means the newspapers and related publications published by or on behalf of the Company as of February 14, 2003, and, for greater certainty, shall not include any newspapers and related publications published by or on behalf of the Company as a result of the Company amalgamating with Osprey Media Group or any third party;

         (f) "FORCE MAJEURE" means any cause beyond the reasonable control of a Party and affecting the ability of that Party to comply with the provisions of this Agreement, including acts of God, strikes, lockouts or other labour or industrial disturbances and accidents but does not include a lack of financial resources;

         (g) "LISTED ACCOUNTS" means the advertisers to whom CanWest will offer to place advertisements in one or more of the Company Publications, a current list of which is appended in Schedule A;

         (h)      "NET REVENUE" has the meaning given it in Section 3.1;

         (i)      "NOTICE" has the meaning given to it in Section 5.2;

         (j) "PARTIES" means CanWest and Company and "PARTY" means either one of them as the context indicates;

         (k)      "SERVICES" has the meaning given it in Section 2.2; and

         (l)      "SERVICE FEE" has the meaning given it in Section 3.1.

1.2      CERTAIN RULES OF INTERPRETATION

In this Agreement:

         (a) TIME - Time is of the essence in the performance of the Parties' respective obligations.

         (b) CURRENCY - Unless otherwise specified, all references to money amounts are to Canadian currency.

         (c) HEADINGS - Descriptive headings of Articles and Sections are inserted solely for convenience of reference and shall not affect the construction or interpretation of this Agreement.

         (d) NUMBER AND GENDER - Use of words in the singular or plural, or with a particular gender, will not limit the scope or exclude the application of any provision of this Agreement to that person or those persons or circumstances as the context otherwise permits.

         (e) CONSENT - Whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of that approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

         (f) CALCULATION OF TIME - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done will be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

         (g) BUSINESS DAY - Whenever any payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, that payment will be made or action taken on the next Business Day following that day.

         (h) INCLUSION - Where the words "including" or "includes" appear in this Agreement, they mean "including (or includes) without limitation".

1.3      ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of and between the Parties, and there are no representations, warranties, covenants or other agreements between the Parties in connection with the subject matter hereof except as specifically set forth in this Agreement.

1.4      APPLICABLE LAW AND ATTORNMENT

This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario and shall be treated, in all respects, as an Ontario contract. The Parties agree to attorn to the exclusive jurisdiction of the Ontario courts.

1.5      SCHEDULES

The schedules to this Agreement, as listed below, are an integral part of this
Agreement:

             Schedule A        -       Listed Accounts

                                  ARTICLE II.
                       ADVERTISING REPRESENTATION SERVICES

2.1      APPOINTMENT

Company hereby appoints CanWest as its exclusive advertising sales representative to provide the Services to Company in respect of the Listed Accounts. Company acknowledges that the Listed Accounts may change from time to time to reflect changes agreed upon between the Parties and market changes generally. CanWest shall provide Notice of such changes to Company whereupon Schedule A shall be deemed to be amended to reflect such changes. Notwithstanding the foregoing, the Parties agree that Company shall not breach the foregoing exclusivity provision to the extent that Company Publications receive orders for national advertising placed by any not-for-profit newspaper association.

2.2      SERVICES

CanWest shall provide advertising representation services (collectively the "Services") including:

         (a) soliciting the Listed Accounts for advertising in the Company Publications;

         (b) the benefits of the Reachcanada web site (www.reachcanada.com) and the benefits of said association includes the "Campaign Cost Estimator" ("CCE");

         (c) transmitting electronically to Company from the Listed Accounts, instructions for insertion of advertisements; and

         (d) invoicing Listed Accounts for all Advertising Sales on behalf of the Company and collecting receivables in respect of such Advertising Sales.

2.3      INDEMNITY

         (a) Company shall ensure that and represents and warrants to CanWest as a continuing representation and warranty that the content of the advertising to be placed by the Listed Accounts is not libellous, or defamatory and will not infringe on any intellectual property rights of any third party. Company shall indemnify and save harmless CanWest and its Affiliates from and against any and all claims, demands, actions, causes of actions, damage, loss, cost, liability, or expense which may be made or brought against CanWest or any of its Affiliates or which they may suffer or incur as a result of or in connection with a breach of this representation and warranty.

Company shall assume all liability for any error or omission relating to an advertisement placed in a Company Publication except to the extent that any such error or omission results from any action or inaction on the part of CanWest and it Affiliates. Company shall indemnify and save harmless CanWest and its Affiliates from and against any and all claims, demands, actions, causes of actions, damage, loss, cost, liability, or expense which may be made or brought against CanWest or any of its Affiliates or which they may suffer or incur as a result of or in connection with such error or omission.

                                  ARTICLE III.
                                PRICE AND PAYMENT

3.1      SERVICE FEE

The fee payable by Company to CanWest for the Services shall be equal to 1% of the Net Revenues Company receives from Advertising Sales (the "Service Fee"). Net Revenues means gross revenues based on the gross advertising rates as published on the applicable rate cards for the Company Publications after deducting a 15% agency discount and any applicable 2% cash discount. Such fees shall be deducted by CanWest from the payment to be made by CanWest pursuant to
Section 3.2.

3.2      PAYMENT

CanWest will invoice the Listed Accounts on behalf of the Company for Advertising Sales using its "One Order, One Bill" system. CanWest will pay Company by cheque or electronic funds transfer the Net Revenues less the Service Fee following receipt of payment from the Listed Accounts. CanWest shall only have an obligation to make payment to Company if and to the extent it has received payment from the Listed Account. In no event shall CanWest be responsible for any failure on the part of a Listed Account to make payment or assume any liability to Company for any amount owing by a Listed Account in respect of Advertising Sales for Company which remains unpaid.

3.3      REPORTS

CanWest will provide monthly sales reports and accounting reconciliations to Company. Company will have the right to review records relating to its Advertising Sales and audit such reports on a reasonable basis.

3.4      BAD DEBT

CanWest shall allocate and apportion fairly and accurately among all of its subscribers (including Company) any bad debt of a Listed Account in respect of Advertising Sales.

                                  ARTICLE IV.
                               TERM & TERMINATION

4.1      TERM

Subject to the rights of early termination set out in section 4.2, this Agreement shall commence on February 14, 2003 and continue until February 14, 2006.

4.2      TERMINATION

         (a) CanWest may terminate this Agreement at any time after February 14, 2005 upon not less than 3 months prior Notice to the Company if it ceases to provide Services to third parties generally.

         (b) Company may terminate this Agreement on not less than 60 days notice in the event that the Services are being provided in a manner which is materially less satisfactory than provided immediately prior to February 14, 2003.

         (c)      Either Party may terminate this Agreement:

                           (i)      immediately without prior Notice if the
other Party institutes or consents to the institution against it of bankruptcy, insolvency or similar proceedings, or the other Party makes a general assignment for the benefit of creditors, or a liquidator, trustee in bankruptcy, receiver or receiver manager is appointed over a substantial or material part of the assets of the other Party; and

                           (ii)     immediately in the event of any material
breach by the other Party of its obligations under this Agreement, which is not cured within 30 days of receipt of Notice of that breach.

4.3      CONSEQUENCES OF TERMINATION

CanWest shall be entitled to a Service Fee in respect of all Net Revenues received after the date of Termination in respect of Advertising Sales booked prior to the date of termination and shall remit the Net Revenues less the Service Fee as provided in Section 3.2.

                                   ARTICLE V.
                                     GENERAL

5.1      FORCE MAJEURE

Notwithstanding any other provision of this Agreement, if by reason of Force Majeure, a Party is unable, wholly or in part, to perform or comply with its obligations under this Agreement, that Party will be relieved of liability and will suffer no prejudice for failing to perform or comply or for delaying performance or compliance during the continuance and to the extent of the inability so caused by the Force Majeure, provided that Party gives the other Party prompt Notice and reasonably full particulars of the event of Force Majeure. The Party claiming Force Majeure:

         (a) will only be relieved from performance or compliance after receipt of Notice;

         (b) will use all reasonable commercial efforts to remedy the situation and remove, so far as possible and with reasonable dispatch, the cause of its inability to perform or comply, provided that there will be no obligation on it to settle labour disputes; and

         (c) will give prompt Notice to the other Party of the cessation of the event of Force Majeure.

5.2      NOTICES

Any notice or other writing required or permitted to be given in connection with this Agreement (a "Notice") shall be in writing and shall be sufficiently given if delivered or if transmitted by facsimile or e-mail (with electronic confirmation of delivery):

         (a)      in the case of a Notice to CanWest at:
                  CanWest Media Sales Limited
                  250 Yonge Street
                  Suite 1700
                  Toronto, ON M5B 2L7

                  Attention: Ron Clark
                  Facsimile: (416) 593-1663
                  E-mail:    rclark@canwestsales.ca

         (b)      in the case of a Notice to Company at:
                  60 Renfrew Drive, Suite 230
                  Markham, Ontario L3R 0E1

                  Attention: Michael Sifton
                         cc. John Leader

                  Facsimile: (905) 752-1138

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

5.3      ASSIGNMENT

         (a) Except with the written consent of the other Party, which can be arbitrarily withheld, or as provided in this Section, this Agreement may not be assigned by either Party.

         (b) This Agreement may be assigned by a Party to an Affiliate, provided the assignor shall remain liable for all obligations of the assignee.

         (c) This Agreement may be assigned by the Company to any purchaser of a Company Publication upon Notice to CanWest and may be assigned by CanWest to any purchaser of the business of CanWest upon Notice to the Company.

5.4      WAIVER

No indulgence or forbearance by any of the Parties to this Agreement shall be deemed to constitute a waiver of such Party's right to insist on performance in full and in a timely manner of all covenants contained in this Agreement. Any such waiver, in order to be binding upon any Party, must be expressed in writing. No waiver of any provisions, conditions or covenants shall be deemed to be a waiver of the right of any party to require full and timely compliance with the same terms, conditions or covenants thereafter, or with any other terms, covenants or conditions of this Agreement at any time.

5.5      FURTHER ASSURANCES

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

5.6      SEVERABILITY

If any provision or covenant contained in this Agreement is determined by a court of competent jurisdiction to be invalid, such invalidity shall not affect the validity of any other provision or covenant contained in this Agreement.

5.7      SUCCESSORS AND ASSIGNS

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

5.8      ARBITRATION

In the event of any dispute, claim, question or disagreement arising out of or relating to this Agreement except for any claim in respect of the termination of this Agreement for failure to agree on an adjustment to the Service Fee pursuant to subsection 3.1(b) ("Dispute"), the Parties shall use all reasonable efforts to settle such Dispute within a period of thirty (30) days of one Party giving Notice of the Dispute to the other. If settlement cannot be reached within thirty (30) days, or such longer period as the Parties may agree, either Party may provide written notice to the other ("Notice to Arbitrate") and such Dispute shall be finally determined by arbitration from which there shall be no appeal to be held in accordance with the provisions of the Ontario Arbitration Act, 1991. The arbitration shall be heard by a single arbitrator agreed to by the Parties and failing such agreement either Party may apply to a judge of the Ontario Superior Court to appoint the arbitrator on behalf of the Parties. The Notice to Arbitrate shall set out a concise description of the Dispute to be submitted to arbitration and shall be delivered to the other Party. The arbitration, including the rendering of the award or decision, shall take place in Toronto, Ontario, which shall be the seat of the proceedings. The language to be used in the arbitration shall be English. Nothing in this section precludes a Party from seeking interim relief by way of an injunction (mandatory or otherwise) or other interim equitable relief in the Ontario Superior Court in connection with this Agreement.

                             SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF the Parties have executed this Advertising Representation Agreement as of the date first written above.

                                           CANWEST MEDIA SALES LIMITED

                                           By: _______________________________
                                                Name:  Richard M. Leipsic
                                                Title: Vice-President

                                           By: _______________________________
                                                Name:  Pamela A. Harrod
                                                Title: Assistant Secretary

                                           ___________________________________

                                           By: ______________________________
                                                Name:
                                                Title:

                                           By: ______________________________
                                                Name:
                                                Title:

                                   SCHEDULE A
                                 LISTED ACCOUNTS

----------------------------------------------------------------------------------------------------------------------------------
360 CAPITAL                            AMERICAN EXPRESS                              BATA INDUSTRIES
----------------------------------------------------------------------------------------------------------------------------------
A & B SOUND                            AMGEM CANADA                                  BATON BROADCASTING
----------------------------------------------------------------------------------------------------------------------------------
A & P FOOD STORES                      AMOUR TRANSPORTATION                          BATTERY PLUS INC.
----------------------------------------------------------------------------------------------------------------------------------
A&W FOODS                              ANDRES WINES                                  BAUSCH & LOMB
----------------------------------------------------------------------------------------------------------------------------------
A.J. GALBRAITH                         ANIKA                                         BAY - HOME OUTFITTERS
----------------------------------------------------------------------------------------------------------------------------------
ABITIBI CONSOLIDATED                   ANTIQUES ROAD SHOW                            BAY (LICENSEES)
----------------------------------------------------------------------------------------------------------------------------------
ABITIBI-PRICE                          AOL CANADA INC.                               BAY (LOCAL)
----------------------------------------------------------------------------------------------------------------------------------
ABKIT                                  APPLE CANADA                                  BAYER ADVANTAGE
----------------------------------------------------------------------------------------------------------------------------------
ABORIGINAL PEOPLE'S TV NETWORK         ARISTOCRAT HOTEL                              BAYSHORE TRUST
----------------------------------------------------------------------------------------------------------------------------------
ACC LONG DISTANCE                      ART GALLERY OF ONTARIO                        BC AUTOMOBILE ASSOC
----------------------------------------------------------------------------------------------------------------------------------
ACCENTURE                              ASI INTERNATIONAL                             BC BUILDING CORP
----------------------------------------------------------------------------------------------------------------------------------
ACURA                                  ASS. DES RELAIS                               BC ELECTIONS
----------------------------------------------------------------------------------------------------------------------------------
ADECCO                                 ASTRA PHARMACEUTICALS                         BC FORD D.A. (VANC)
----------------------------------------------------------------------------------------------------------------------------------
ADT                                    AT&T                                          BC GAS
----------------------------------------------------------------------------------------------------------------------------------
AGELENT                                AT&T CANADA                                   BC HYDRO
----------------------------------------------------------------------------------------------------------------------------------
AGNEW SHOES                            AT&T CANADA LONG DISTANCE SERV                BC LOTTERY CORP
----------------------------------------------------------------------------------------------------------------------------------
AIC GROUP OF FUNDS                     ATCO FRONTEC CORP.                            BC NURSES' UNION
----------------------------------------------------------------------------------------------------------------------------------
AIR B.C.                               ATKINSON FELLOWSHIP                           BC TEACHERS FEDERATION
----------------------------------------------------------------------------------------------------------------------------------
AIR CANADA REGIONAL                    ATLANTIC PUB.                                 BC TEL
----------------------------------------------------------------------------------------------------------------------------------
AIR FRANCE                             ATLAS CAPITAL GROUP                           BC TOURISM
----------------------------------------------------------------------------------------------------------------------------------
AIR MILES                              ATLAS WINES                                   BC WORKERS COMPENSATION BOARD
----------------------------------------------------------------------------------------------------------------------------------
AIR ONTARIO                            AUSTRALIAN TOURIST COMMISSION                 BCE
----------------------------------------------------------------------------------------------------------------------------------
AIR TRANSAT                            AUTO CONTROL MEDICAL                          BCE EMERGIS
----------------------------------------------------------------------------------------------------------------------------------
ALBERT AT BAY HOTEL                    AVAYA                                         BEATRICE FOODS
----------------------------------------------------------------------------------------------------------------------------------
ALBERTA FORD D.A. (VANC)               AVENTUS NETWORK                               BECKER CONVISER
----------------------------------------------------------------------------------------------------------------------------------
ALCAN                                  AVIS CAR RENTAL                               BELL ACTIMEDIA (SYMPATIC/YELLOW PAGES) (VANC)
-----------------------------------------------------------------------------------------------------------------------------------
ALCATEL                                AVON CANADA                                   BELL CANADA
-----------------------------------------------------------------------------------------------------------------------------------
ALIANT TELCOM INC.                     B.F. LORENZETTI                               BELL INTRIGNA (VANC)
-----------------------------------------------------------------------------------------------------------------------------------
ALLIANCE FOR MARINE                    BALLARD POWER SYSTEMS                         BELRON
-----------------------------------------------------------------------------------------------------------------------------------
ALLSTATE INSURANCE                     BAN. NATIONAL FINANCES/GP.EVEREST             BENJAMIN MOORE PAINTS
-----------------------------------------------------------------------------------------------------------------------------------
ALTAMIRA INVESTMENTS                   BAN.LAURENTIENNE                              BEST DIRECT
-----------------------------------------------------------------------------------------------------------------------------------
ALZHEIMERS SOCIETY OF ONTARIO          BANK OF MONTREAL                              BEST FOODS
-----------------------------------------------------------------------------------------------------------------------------------
AMERICA WEST AIRLINES                  BANK OF NOVA SCOTIA                           BEVERLY TIRE
-----------------------------------------------------------------------------------------------------------------------------------
AMERICAN AIRLINES                      BASKIN ROBBINS                                BIG V PHARMACIES
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
BILLY GRAHAM CRUSADE                   CANADA 3000-HOLIDAYS                          CD.INST.OF CHARTERED ACC.
-----------------------------------------------------------------------------------------------------------------------------------
BIOCAPITAL                             CANADA 3000-TICKETS                           CDA COUNCIL
-----------------------------------------------------------------------------------------------------------------------------------
BIOCHEM PHARMA                         CANADA COMPUTER PAPERS                        CDN ASSOC. OF PETROLEUM PRODUCERS
-----------------------------------------------------------------------------------------------------------------------------------
BIRKS                                  CANADA LIFE                                   CDN ASSOCIATION OF FINANCIAL PLANNERS
-----------------------------------------------------------------------------------------------------------------------------------
BIWAY                                  CANADA MORTGAGE & HOUSING                     CDN ENVIRONMENT ASSESSMENT
-----------------------------------------------------------------------------------------------------------------------------------
BLACK & DECKER                         CANADA POST                                   CDN HERITAGE
-----------------------------------------------------------------------------------------------------------------------------------
BLACK AND DECKER                       CANADA SAFEWAY LTD.                           CDN HOME INCOME PLAN (CHIP)
-----------------------------------------------------------------------------------------------------------------------------------
BLACK'S PHOTO                          CANADIAN ARTIST & PRODUCTION ASSOCIATION      CDN INTERNET REGISTERY
-----------------------------------------------------------------------------------------------------------------------------------
BLAKE, CASSELS & GRAYDON               CANADIAN BUSINESS MAGAZINE                    CDN INT'L DEV. AGENCY
-----------------------------------------------------------------------------------------------------------------------------------
BLINDS TO GO                           CANADIAN CANCER SOCIETY                       CDN MINT
-----------------------------------------------------------------------------------------------------------------------------------
BLOCKBUSTER VIDEO                      CANADIAN DIABETES ASSOCIATION                 CDN MORTGAGE & HOUSING
-----------------------------------------------------------------------------------------------------------------------------------
BLOCKBUSTER VIDEO (TORONTO)            CANADIAN DIRECT INSURANCE                     CDN MUSEUM ASSOCIATION
-----------------------------------------------------------------------------------------------------------------------------------
BMW                                    CANADIAN HOME INCOME PLAN (CHIP)              CDN NUCLEAR ASSOCIATION
-----------------------------------------------------------------------------------------------------------------------------------
BOMBARDIER                             CANADIAN KAWASAKI MOTORS                      CDN OCCIDENTAL PETROLEUM
-----------------------------------------------------------------------------------------------------------------------------------
BOOK OF THE MONTH CLUB                 CANADIAN LIVING                               CDN RAILWAY ASSOC.
-----------------------------------------------------------------------------------------------------------------------------------
BOURSE DE MONTREAL                     CANADIAN MEDICAL ASSOCIATION                  CDN RESTAURANT FOOD ADMINISTRATION
-----------------------------------------------------------------------------------------------------------------------------------
BP AMOCO                               CANADIAN TIRE (LOCAL)                         CDN. DENTAL ASS.
-----------------------------------------------------------------------------------------------------------------------------------
BRADFORD EXCHANGE                      CANADIAN TIRE CORPORATION LTD                 CDN. HAIR AND RESEARCH FOUNDATION
-----------------------------------------------------------------------------------------------------------------------------------
BRAEMAR                                CANADIAN TOURIST COMMISSION                   CDN. TABACCO MANUFACTURERS
-----------------------------------------------------------------------------------------------------------------------------------
BRAVO TV NETWORK                       CANDEREL                                      CDN.BLOOD SERVICES
-----------------------------------------------------------------------------------------------------------------------------------
BREWERIES OF ONTARIO                   CANDERM PHARM                                 CENTRE FOR EDUCATION INFORMATION
-----------------------------------------------------------------------------------------------------------------------------------
BRIDGESTONE/FIRESTONE                  CANFOR                                        CERT. GENERAL ACCOUNTANTS
-----------------------------------------------------------------------------------------------------------------------------------
BRITISH AIRWAYS                        CANNECT COMMUNICATIONS                        CERT. MANAGEMENT ACCOUNTANTS
-----------------------------------------------------------------------------------------------------------------------------------
BRITISH TOURIST AUTHORITY              CANON CANADA                                  CHANEL INC.
-----------------------------------------------------------------------------------------------------------------------------------
BRUNSWICK BILILARDS & BOWLING          CANSTAR SPORTS                                CHAPTERS
-----------------------------------------------------------------------------------------------------------------------------------
BUENA VISTA HOME VIDEO                 CAPITAL ONE FINANCIAL                         CHARTERED INSURANCE PROFESSIONALS
-----------------------------------------------------------------------------------------------------------------------------------
BUPA                                   CARA OPERATIONS LIMITED                       CHARTERED MANAGEMENT ACCOUNTANTS
-----------------------------------------------------------------------------------------------------------------------------------
BURGER KING                            CARLSON WAGONLIT                              CHATEAU FRONTENAC
-----------------------------------------------------------------------------------------------------------------------------------
BUSINESS DEPOT                         CARLSON WAGONLIT TRAVEL                       CHATELAINE MAGAZINE
-----------------------------------------------------------------------------------------------------------------------------------
BUSINESS DEPOT / STAPLES               CARPOINT.CA                                   CHEERS
-----------------------------------------------------------------------------------------------------------------------------------
BUSINESS INVESTORS ATLANTIC CANADA     CASH CONVERTERS                               CHIEFTAN INSURANCE
-----------------------------------------------------------------------------------------------------------------------------------
C1 COMMUNICATIONS                      CASINO HULL                                   CHRISTIAN DIOR
-----------------------------------------------------------------------------------------------------------------------------------
CADBURY                                CATHAY PACIFIC AIRWAYS                        CHRONOMETRIC CO.
-----------------------------------------------------------------------------------------------------------------------------------
CAISSE DE DEPOT ET PLACEMENTS          CBC                                           CHRYSLER
-----------------------------------------------------------------------------------------------------------------------------------
CAMPBELL'S SOUP COMPANY                C-COM SATELLITE SYSTEMS                       CHURCH'S CHICKEN
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
CANAC INC.                             CD. RED CROSS                                 CI MUTUAL FUNDS
-----------------------------------------------------------------------------------------------------------------------------------
CIBA - VISION                          COSMAIR                                       DOUBLEDAY CANADA
-----------------------------------------------------------------------------------------------------------------------------------
CIBA / NOVARTIS                        COTTON GINNY                                  DOW CORNING
-----------------------------------------------------------------------------------------------------------------------------------
CIBC                                   CPAC                                          DP MURPHY
-----------------------------------------------------------------------------------------------------------------------------------
CIBC-CORPORATE COMM & PUBLIC           CRAIN DRUMMOND                                DPM(FIN.PLANNER GRP.)
-----------------------------------------------------------------------------------------------------------------------------------
CINEPLEX ODEON                         CREDIT UNION CENTRAL OF ONTARIO               DUO COMPLICE
-----------------------------------------------------------------------------------------------------------------------------------
CINEPLEX ODEON CORP                    CRESCENT AUCTIONS                             DY4 SYSTEMS
-----------------------------------------------------------------------------------------------------------------------------------
CISCO SYSTEMS                          CROSSINGS BOOK CLUB                           DYE & DURHAM
-----------------------------------------------------------------------------------------------------------------------------------
CITIBANK CANADA                        CRUISE CONNECTIONS                            EARNST & YOUNG
-----------------------------------------------------------------------------------------------------------------------------------
CLARICA                                CUPE NATIONAL OFFICE                          EATERIES INC.
-----------------------------------------------------------------------------------------------------------------------------------
CLASSY FORMAL WEAR                     CURE                                          EATONS
-----------------------------------------------------------------------------------------------------------------------------------
CLEARNET                               CYBERSHOP                                     E-CRUITER
-----------------------------------------------------------------------------------------------------------------------------------
CLEARWATER                             D.G.E.Q (ELECTIONS QUEBEC)                    EDS GLOBE
-----------------------------------------------------------------------------------------------------------------------------------
CLOVERDALE PAINT                       DAILHOUSIE UNIV.                              EFF COMMUNICATIONS
-----------------------------------------------------------------------------------------------------------------------------------
CLUB MED                               DAIRY BUREAU OF CANADA                        EFFEM FOODS
-----------------------------------------------------------------------------------------------------------------------------------
CLUB MONACO                            DAIRY FARMERS OF ONTARIO                      EGGHEAD.COM
-----------------------------------------------------------------------------------------------------------------------------------
CN                                     DAIRY QUEEN                                   ELLE CANADA
-----------------------------------------------------------------------------------------------------------------------------------
CNIB                                   DAIRY QUEEN INSERTS                           EMPIRE AUCTIONS
-----------------------------------------------------------------------------------------------------------------------------------
CNIB (CDN NATIONAL INST FOR TH         DANBURY MINT                                  ENBRIDGE
-----------------------------------------------------------------------------------------------------------------------------------
COGECO                                 DANIER LEATHER                                ENBRIDGE (CONSUMERS GAS)
-----------------------------------------------------------------------------------------------------------------------------------
COGECO INC.                            DAYS INN                                      ENCORE CRUISE LINES
-----------------------------------------------------------------------------------------------------------------------------------
COGNOS                                 DEARBORN FORD SERVICE                         ENMAX CORPORATION
-----------------------------------------------------------------------------------------------------------------------------------
COLLEGE OF DENTAL SURGEONS             DEBEERS                                       EPSON CANADA
-----------------------------------------------------------------------------------------------------------------------------------
COLUMBIA HOUSE                         DECISION PLUS                                 ESCOMPT COUCHE TARD
-----------------------------------------------------------------------------------------------------------------------------------
COMMUNICATIONS NOVA SCOTIA             DELL COMPUTERS                                ETHICAL FUNDS RRSP
-----------------------------------------------------------------------------------------------------------------------------------
COMMUNICOR                             DELOITTE & TOUCHE                             EXCELSIOR COLLECTOR'S GUILD
-----------------------------------------------------------------------------------------------------------------------------------
COMPAQ CANADA                          DELTA HOTELS                                  EXCITE CANADA
-----------------------------------------------------------------------------------------------------------------------------------
COMPUGEN                               DESJARDINS ASSUR.                             EXPO
-----------------------------------------------------------------------------------------------------------------------------------
COMPUSERVE                             DESSOUS SAPIN                                 EXPORT DEV. CORP.
-----------------------------------------------------------------------------------------------------------------------------------
COMPUTER CITY                          DEV. DES QUAIS                                EXPRESS VU INC.
-----------------------------------------------------------------------------------------------------------------------------------
CONCERT IND.                           DGEC ELECTIONS CANADA                         FABRICLAND
-----------------------------------------------------------------------------------------------------------------------------------
CONCORDIA UNIVERSITY                   DIRECT PROTECT                                FABULOUS FOURSOME
-----------------------------------------------------------------------------------------------------------------------------------
CONTINENTAL AIRLINES                   DISNEY CANADA (BVD)                           FAIRWEATHERS
-----------------------------------------------------------------------------------------------------------------------------------
CONVECTAIR                             DISNEY CORP.                                  FAMOUS PLAYERS
-----------------------------------------------------------------------------------------------------------------------------------
COPERNIC                               DISNEYLAND                                    FARHA
-----------------------------------------------------------------------------------------------------------------------------------
CORBY DISTILLERIES                     DISTILLERS COUNCIL OF ONTARIO                 FCB DIRECT
-----------------------------------------------------------------------------------------------------------------------------------
CORDON BLEU                            DLOUHY MERCHANT                               FED GOV'T OF CDA
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
FED.LIBERAL PARTY OF CANADA            GLAXO-WELLCOME                                HIGHLAND AND LINKS GOLF
-----------------------------------------------------------------------------------------------------------------------------------
FEDERAL BUSINESS DEV. BANK             GLOBAL STAR                                   HIGHLAND PRODUCE
-----------------------------------------------------------------------------------------------------------------------------------
FEDERAL EXPRESS                        GLOBO SHOES                                   HILL'S PET NUTRITION
-----------------------------------------------------------------------------------------------------------------------------------
FEET FIRST                             GO TRANSIT                                    HISTORY TELEVISION
-----------------------------------------------------------------------------------------------------------------------------------
FESTIVALE EN LUMIERE                   GOODYEAR CANADA INC.                          HOFFMAN LA ROCHE
-----------------------------------------------------------------------------------------------------------------------------------
FILA CANADA                            GOVERNMENT OF BC                              HOLIDAY INN/ SIX CONTINENTS
-----------------------------------------------------------------------------------------------------------------------------------
FIOLACLICK.COM DIRECT                  GOVERNMENT OF ONTARIO                         HOLLAND AMERICAN CRUISE LINES
-----------------------------------------------------------------------------------------------------------------------------------
FIRST CALGARY SAVINGS & CREDIT UNION   GOVERNMENT OF QUEBEC                          HOLT RENFREW
-----------------------------------------------------------------------------------------------------------------------------------
FLEET GROUP                            GP LEARNING TECHNOLOGIES                      HOME SENSE
-----------------------------------------------------------------------------------------------------------------------------------
FLEISCHMANN'S MARGARINE                GQ (ARMADA)                                   HONDA CANADA
-----------------------------------------------------------------------------------------------------------------------------------
FORD                                   GRAFTON FRASER                                HONDA MOTORCYCLES
-----------------------------------------------------------------------------------------------------------------------------------
FORD DEALERS ASSOCIATION               GRAND & TOY                                   HONGKONG BANK OF CDA
-----------------------------------------------------------------------------------------------------------------------------------
FOREIGN AFF.                           GREAT BRANDS OF EUROPE                        HOSTESS
-----------------------------------------------------------------------------------------------------------------------------------
FOREST ALLIANCE OF B.C.                GREATER QUEBEC TOURISM                        HOTEL LE ST JAMES
-----------------------------------------------------------------------------------------------------------------------------------
FOUNTAIN TIRE CORP.                    GROOME CAPITAL                                HOUSEHOLD FINANCIAL CORP
-----------------------------------------------------------------------------------------------------------------------------------
FPI/ BRISTOL MYERS                     GROUP TELECOM                                 HYBER CHIP
-----------------------------------------------------------------------------------------------------------------------------------
FRANKLIN MINT                          GROUPE DUMOULIN                               HYDRO ONE
-----------------------------------------------------------------------------------------------------------------------------------
FRUITS & PASSION                       GROWTH WORKS CAPITAL                          HYDRO ONE (ONTARIO HYDRO)
-----------------------------------------------------------------------------------------------------------------------------------
FUJI PHOTO FILM                        GUERIN EDITION                                HYDRO QUEBEC
-----------------------------------------------------------------------------------------------------------------------------------
FUNCOW.COM                             GUESS JEANS                                   HYUNDAI
-----------------------------------------------------------------------------------------------------------------------------------
FUR COUNCIL OF CANADA                  H&R BLOCK                                     HYUNDAI CANADA
-----------------------------------------------------------------------------------------------------------------------------------
FUTURE SHOP                            H.M.C                                         I.C.E MULTIMEDIA
-----------------------------------------------------------------------------------------------------------------------------------
FUTURE STRATEGY                        H2O PLUS                                      I.C.H.E.I.C.
-----------------------------------------------------------------------------------------------------------------------------------
GALAXY ENTERTAINMENT INC.              HAL TERM                                      IBM
-----------------------------------------------------------------------------------------------------------------------------------
GAMMON LAKE RES.                       HANDSPRING                                    IKEA
-----------------------------------------------------------------------------------------------------------------------------------
GATEWAY COMPUTERS                      HARRY ROSEN                                   IMPERAIL OIL
-----------------------------------------------------------------------------------------------------------------------------------
GE CAPITAL TECHNOLOGIES                HARVEY'S                                      IMPERIAL TOBACCO CORP AFFAIRS
-----------------------------------------------------------------------------------------------------------------------------------
GENEKA BIOTHNOLOGY ENIGMA              HASBRO                                        IMPERIAL TOBACCO
-----------------------------------------------------------------------------------------------------------------------------------
GENERAL MILLS                          HEADLINE SPORTS TELEVISION                    INCO
-----------------------------------------------------------------------------------------------------------------------------------
GENOME                                 HEART & STROKE FOUNDATION                     IND. ALLIANCE
-----------------------------------------------------------------------------------------------------------------------------------
GEVALIA KAFFE                          HEC                                           INDIGO BOOKS
-----------------------------------------------------------------------------------------------------------------------------------
GIANT CARPET & RUGS                    HEENAN BLAIKIE                                INFOMISSION
-----------------------------------------------------------------------------------------------------------------------------------
GILBEY'S OF CANADA                     HEINEKEN                                      INFORMATION INTELLIA
-----------------------------------------------------------------------------------------------------------------------------------
GILLETTE CANADA                        HEINZ BABY FOOD                               INNOVATECH GRAND MO.
-----------------------------------------------------------------------------------------------------------------------------------
GIMBEL EYE CENTER                      HERTZ                                         INO
-----------------------------------------------------------------------------------------------------------------------------------
GLAXO PHARMACEUTICALS                  HEWLETT PACKARD                               INSTITUTE FOR RESEA
-----------------------------------------------------------------------------------------------------------------------------------

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
INSTITUTE OF CHARTERED ACCOUNTANTS     LA NUR                                        LOWER CAN. COLLEGE
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INSURANCE CORP. OF B.C.                LABATT BREWERIES                              LOYALTY MANAGEMENT GROUP
-----------------------------------------------------------------------------------------------------------------------------------
INTEGRATED RESEARCH                    LABATT BREWERIES OF CANADA                    LUMIGEM CANADA INC.
-----------------------------------------------------------------------------------------------------------------------------------
INTEL                                  LABRADOR ABORIGINAL AFF.                      LUNETTERIE NEW LOOK
-----------------------------------------------------------------------------------------------------------------------------------
INTERAC                                LASER CENTER                                  MACDONALD RJR TOBACCO
-----------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL FUND FOR ANIMAL WELFARE  LASIK VISION                                  MACDONALDS
-----------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL HEARING AIDS             LAURA                                         MACKENZIE FINANCIAL
-----------------------------------------------------------------------------------------------------------------------------------
INTERNIC/BIDDLE                        LAURA CANADA(MELANIE LYNN)                    MACLEAN HUNTER
-----------------------------------------------------------------------------------------------------------------------------------
INT'L PLOWING MATCH                    LAVERY DEBILLY                                MACLEANS MAGAZINE
-----------------------------------------------------------------------------------------------------------------------------------
INTUIT CANADA/QUICK                    LE CHATEAU                                    MAISON DE FRANCE
-----------------------------------------------------------------------------------------------------------------------------------
INVESTORS' GROUP                       LE PARCHEMIN                                  MANULIFE DIRECT
-----------------------------------------------------------------------------------------------------------------------------------
IRON ORE COMPANY                       LEARNSOFT                                     MANULIFE INSURANCE
-----------------------------------------------------------------------------------------------------------------------------------
IRVING OIL LTD.                        LENNOX INDUSTRIES LTD.                        MAPLE LEAF FOODS
-----------------------------------------------------------------------------------------------------------------------------------
ITI INFORMATION TECHNOLOGY INSTITUTE   LEO LABORATORIES                              MAPLE LEAF SPORTS & ENTERTAINMENT
-----------------------------------------------------------------------------------------------------------------------------------
ITT SHERATON                           LEONS FURNITURE CO                            MAPPINS JEWELERS
-----------------------------------------------------------------------------------------------------------------------------------
JAMIESON LABS                          L'EQUIPE SPECTRA                              MARION MARRELL DOW
-----------------------------------------------------------------------------------------------------------------------------------
JAPAN CAMERA                           LES AILES DE LA MODE                          MARITIME NORTHEAST PIPELINE
-----------------------------------------------------------------------------------------------------------------------------------
JAS. A. OGILVY                         LES BOUTIQUES LA VIE EN ROSE                  MARKS WORK WEARHOUSE
-----------------------------------------------------------------------------------------------------------------------------------
JETNET INTERNET                        LESTER B PEARSON MEM.                         MARRIOTT HOTELS
-----------------------------------------------------------------------------------------------------------------------------------
JITTA                                  LEVI STRAUSS & CO.                            MASTERCARD
-----------------------------------------------------------------------------------------------------------------------------------
JOHN DEERE LTD.                        LEXUS                                         MATSUSHITA
-----------------------------------------------------------------------------------------------------------------------------------
JOHNSON & JOHNSON                      LG ELECTRONICS                                MAX LINK
-----------------------------------------------------------------------------------------------------------------------------------
JUMBO ENTERTAINMENT                    LIBERTY HEALTH                                MAYTAG
-----------------------------------------------------------------------------------------------------------------------------------
KAL TIRE CANADA                        LINDA LINGERIE                                MAZDA
-----------------------------------------------------------------------------------------------------------------------------------
KAUFMANN & SONS                        LINENS & THINGS                               MAZDA CORPORATE
-----------------------------------------------------------------------------------------------------------------------------------
KELLOGG CANADA                         LISE WAITIER                                  MAZDA D.A. (AB)
-----------------------------------------------------------------------------------------------------------------------------------
KELSEY'S RESTAURANTS                   LOCKHEED MARTIN                               MAZDA D.A. (BC)
-----------------------------------------------------------------------------------------------------------------------------------
KEYSTONE PRODUCTION COMPANY            LOCKHEED MARTIN LOOK                          MCCLELLAND & STEWART
-----------------------------------------------------------------------------------------------------------------------------------
KFC CANADA                             L'OFFICE NATIONAL DU FILM                     MCDONALD'S
-----------------------------------------------------------------------------------------------------------------------------------
KIA CANADA INC                         LONDON DRUGS                                  MCGILL
-----------------------------------------------------------------------------------------------------------------------------------
KING OPTICAL GROUP                     LONDON LIFE                                   MCGILL EX.
-----------------------------------------------------------------------------------------------------------------------------------
KODAK CANADA                           LOOK COMMUNICATIONS / INTERNET DIRECT         MCGILL ROYAL VIC
-----------------------------------------------------------------------------------------------------------------------------------
L`OREAL                                LOOK COMMUNICATIONS INC.                      MCGRAW HILL RYERSON
-----------------------------------------------------------------------------------------------------------------------------------
LA FOND. L'UNIVERSITE LAVAL            LA FOND. L'UNIVERSITE LAVAL                   MCMICHAEL CDN. ART
-----------------------------------------------------------------------------------------------------------------------------------
LA MAISON OGILVY                       LA MAISON OGILVY                              MEDBROADCAST.COM
-----------------------------------------------------------------------------------------------------------------------------------

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
MEDIA LINX INTERACTIVE                 MOOSEHEAD BREWERIES                           NISSAN
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MEDITRUST HEALTHCARE SERVICES          MOUNT VINCENT UNIV.                           NISSAN CANADA
-----------------------------------------------------------------------------------------------------------------------------------
MELOCHE-MONNEX                         MR. LUBE                                      NOKIA
-----------------------------------------------------------------------------------------------------------------------------------
MEMORIAL UNIV.                         MR. MUFFLER                                   NORANDA FOREST
-----------------------------------------------------------------------------------------------------------------------------------
MERCEDES BENZ                          MTS AAA ALARM (DIV OF BELL INTRIGNA) (VANC)   NORDX (CDT)
-----------------------------------------------------------------------------------------------------------------------------------
MERCK FROSST                           MULTI-MARQUES                                 NORIGEN COMMUNICATIONS
-----------------------------------------------------------------------------------------------------------------------------------
MERIAL CANADA                          MULTIMICRO                                    NORSAT INTERNATIONAL
-----------------------------------------------------------------------------------------------------------------------------------
MERIAL CDA                             MULTIVISION PUBLISHING                        NORTH FACE NORTH WEST
-----------------------------------------------------------------------------------------------------------------------------------
MERIDEX NETWORK CORP                   MUSEE DES BEAUX ARTS DE MONTREAL              NORTHWEST AIRLINES
-----------------------------------------------------------------------------------------------------------------------------------
MERRILL LYNCH                          MUSKOKA SANDS RESORT                          NORTHWEST CO.
-----------------------------------------------------------------------------------------------------------------------------------
MERRILL LYNCH HSBC                     NABISCO                                       NORWICH UNION
-----------------------------------------------------------------------------------------------------------------------------------
METRO GOLDWYN MAYER (MGM)              NATIONAL ARTS CENTER                          NOVA SCOTIA LIBERAL PARTY
-----------------------------------------------------------------------------------------------------------------------------------
METRO RICHELIEU                        NATIONAL BANK OF CANADA                       NOVA SCOTIA TOURISM
-----------------------------------------------------------------------------------------------------------------------------------
METRO TORONTO CONVENTION               NATIONAL BANK OF CANADA/STRATEGEM             NOVARTIS
-----------------------------------------------------------------------------------------------------------------------------------
METRONET                               NATIONAL CAPITAL COMM                         NOVELL
-----------------------------------------------------------------------------------------------------------------------------------
METROPOLITAN HOTELS                    NATIONAL CITIZEN COALITION                    NSERC
-----------------------------------------------------------------------------------------------------------------------------------
MICHELIN                               NATIONAL GALLERY                              NUNAVUT QUEBEC
-----------------------------------------------------------------------------------------------------------------------------------
MICRO PLAY                             NATIONAL GEOGRAPHIC                           OAK BAY MARINE GRP
-----------------------------------------------------------------------------------------------------------------------------------
MICROCELL                              NATIONAL GEOGRAPHIC SOCIETY                   OASIS
-----------------------------------------------------------------------------------------------------------------------------------
MICRON ELECTRONICS                     NATIONAL PHARMACOM                            OCEANSPRAY
-----------------------------------------------------------------------------------------------------------------------------------
MICROPLAY                              NATIONWIDE WAREHOUSE & STORAGE                OCTGM
-----------------------------------------------------------------------------------------------------------------------------------
MICROSOFT                              NATREL                                        OGILVY RENAULT
-----------------------------------------------------------------------------------------------------------------------------------
MINTO SUITES                           NATURAL RESOURCES                             OGLIVLY'S
-----------------------------------------------------------------------------------------------------------------------------------
MIRVISH PRODUCTIONS                    NATURE LAB                                    ONTARIO ARTS COUNCIL
-----------------------------------------------------------------------------------------------------------------------------------
MITEL                                  NATURLAB                                      ONTARIO ASSOC OF OPTOMETRISTS
-----------------------------------------------------------------------------------------------------------------------------------
MOLSON                                 NBA CANADA                                    ONTARIO CFCG COMPULSIVE GAMBLI
-----------------------------------------------------------------------------------------------------------------------------------
MOMO'S KITCHEN                         NEILSON FOODS                                 ONTARIO COMPULSIVE GAMBLING
-----------------------------------------------------------------------------------------------------------------------------------
MONEY SENSE MAGAZINE                   NESTLE CANADA                                 ONTARIO EXPORTS INC.
-----------------------------------------------------------------------------------------------------------------------------------
MONROE SHOCKS                          NESTLE CANADA LTD.                            ONTARIO HOSPITAL ASSOCIATION
-----------------------------------------------------------------------------------------------------------------------------------
MONT ALLISON UNIV.                     NEUPOGEN                                      ONTARIO LOTTERY CORP
-----------------------------------------------------------------------------------------------------------------------------------
MONT TREMBLANT                         NEW BALANCE                                   ONTARIO MILK MARKETING BOARD
-----------------------------------------------------------------------------------------------------------------------------------
MONTAGE E-INTERGRATION                 NEWFOUNDLAND TOURISM                          ONTARIO NURSES ASSOCIATION
-----------------------------------------------------------------------------------------------------------------------------------
MONTREAL BUSINESS MAG                  NGAGE ELECTRONIC CO (QUNARA)                  ONTARIO OPTICIANS ASSOCIATION
-----------------------------------------------------------------------------------------------------------------------------------
MONTREAL CENTRE FOR IMPLANT AND COS
  DENTISTRY                            NHL ENTERPRISES                               ONTARIO POWER GENERATION
-----------------------------------------------------------------------------------------------------------------------------------
MONTREAL JAZZ FESTIVAL                 NIKE CANADA                                   ONTARIO REALTY CORP
-----------------------------------------------------------------------------------------------------------------------------------
MOORES THE SUIT PEOPLE                 NIKON CANADA                                  ONVIA.COM
-----------------------------------------------------------------------------------------------------------------------------------

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
ONX. COM                               PFIZER-MBS                                    RANDOM HOUSE CANADA
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OPEN LEARNING AGENCY                   PHARMACIA                                     RAY & BERNDSTON/ TANTON MITCHELL
-----------------------------------------------------------------------------------------------------------------------------------
OPIUM WINE SOCIETY                     PHARMAPLUS                                    RAYMOND CHABOT GRANT
-----------------------------------------------------------------------------------------------------------------------------------
ORACLE CANADA                          PHARMASCIENCE                                 RBC DOMINION SECURITIES
-----------------------------------------------------------------------------------------------------------------------------------
OSCAR MEYER                            PHARMATECH SOLUTIONS                          READER'S DIGEST
-----------------------------------------------------------------------------------------------------------------------------------
OSHAWA GEN HOSPITAL FOUNDATION         PHARMAVITE CORP.                              REGAL CAPITAL PLANNERS
-----------------------------------------------------------------------------------------------------------------------------------
OTTAWA ROUGHRIDERS - CFL               PILAROS                                       REITMANS
-----------------------------------------------------------------------------------------------------------------------------------
OTTAWA TOURISM                         PISCINE TREVI                                 RENO DEPOT
-----------------------------------------------------------------------------------------------------------------------------------
OVERWAITEA FOODS                       PIZZA HUT                                     REVY HOME & GARDEN
-----------------------------------------------------------------------------------------------------------------------------------
P&H FOODS                              PLEASE MUM                                    RICHARD IVEY SCHOOL
-----------------------------------------------------------------------------------------------------------------------------------
PACIFIC NATIONAL EXHIBITION            POLAROID CORP OF CANADA                       ROBERT HALL TRADING
-----------------------------------------------------------------------------------------------------------------------------------
PADINOX                                POPLAW FURNITURE                              ROBINHOOD MULTIFOODS
-----------------------------------------------------------------------------------------------------------------------------------
PALADIN LABS                           POWER WORKER'S UNION                          ROC OIL
-----------------------------------------------------------------------------------------------------------------------------------
PANASONIC - CONSUMER                   PRECISION OPTICAL                             ROCKPORT SHOES
-----------------------------------------------------------------------------------------------------------------------------------
PANASONIC SMALL BUSINESS               PRESTONE PRODUCTS                             ROCKY MOUNTAIN RAIL TOURS
-----------------------------------------------------------------------------------------------------------------------------------
PAPRICAN                               PRICE CHECK (PCF ACQUISITIONS                 ROGERS
-----------------------------------------------------------------------------------------------------------------------------------
PAQUETTE AND ASSOCIATES                PRICE COSTCO                                  ROGERS CANTEL
-----------------------------------------------------------------------------------------------------------------------------------
PARA PAINTS                            PRICE WATERHOUSE                              ROLF C HAGEN
-----------------------------------------------------------------------------------------------------------------------------------
PARAMOUNT (PAR/PCL)                    PRIMUS / LONDON TELECOM                       ROOTS AIRWAYS
-----------------------------------------------------------------------------------------------------------------------------------
PARAMOUNT CANADA'S WONDERLAND          PRIMUS CANADA/ LONDON TELECOM                 ROOTS CANADA
-----------------------------------------------------------------------------------------------------------------------------------
PARAMOUNT HOME VIDEO                   PRINCESS MARGARET HOSPITAL                    ROTHMAN'S BENSON & HEDGES
-----------------------------------------------------------------------------------------------------------------------------------
PARLIAMENTARY CHANNEL                  PROCTOR & GAMBLE                              ROYAL BANK
-----------------------------------------------------------------------------------------------------------------------------------
PARTSSOURCE                            PROMETIC INC.                                 ROYAL CANADIAN GEOGRAPHIC SOCIETY
-----------------------------------------------------------------------------------------------------------------------------------
PC PARTY OF CANADA                     PROPRIETES TERRA INCOGNITA                    ROYAL CANADIAN MINT
-----------------------------------------------------------------------------------------------------------------------------------
PE TRUDEAU                             PROVENCE CONSULTING                           ROYAL ROADS UNIVERSITY
-----------------------------------------------------------------------------------------------------------------------------------
PEACOCK INK                            PUB. SERV. COMM.                              ROYNAT
-----------------------------------------------------------------------------------------------------------------------------------
PEARLE VISION                          PUBLIC SERVICE ALLIANCE                       RX&D
-----------------------------------------------------------------------------------------------------------------------------------
PEGABO                                 PURITY LIFE HEALTH PRODUCTS                   SALVATION ARMY
-----------------------------------------------------------------------------------------------------------------------------------
PEI TOURISM                            PVI INTERNATIONAL                             SAM THE RECORD MAN
-----------------------------------------------------------------------------------------------------------------------------------
PENTAX                                 PVL NUTRIENTS LTD.                            SANYO/GIFT GUIDE
-----------------------------------------------------------------------------------------------------------------------------------
PEOPLES JEWELLERS CORP.                QANTAS AIRWAYS                                SAP CANADA
-----------------------------------------------------------------------------------------------------------------------------------
PEPSI CANADA                           QUAKER OATS                                   SAVE THE CHILDREN
-----------------------------------------------------------------------------------------------------------------------------------
PERKIN ALMER                           QUEBEC MINISTRY OF INTERNATIONAL AFFAIRS      SC JOHNSON
-----------------------------------------------------------------------------------------------------------------------------------
PERMACON                               QUEBEC TOURISM                                SCHERING CORP.
-----------------------------------------------------------------------------------------------------------------------------------
PETRO CANADA                           RADIO SHACK                                   SCHNEIDER INC.
-----------------------------------------------------------------------------------------------------------------------------------
PFIZER-ANDERSON                        RALSTON PURINA CANADA                         SCOTIA CAPITAL MARKETS
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

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
SCOTIABANK                             SPEEDY MUFFLER                                TELUS
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SCOTT PAPER LIMITED                    SPORT FISHING INSTITUTE OF B.C.               TEMPLETON MANAGEMENT GROUP
-----------------------------------------------------------------------------------------------------------------------------------
SCOTT'S HOSPITALITY                    SPORT MART INC.                               TEVAMARION
-----------------------------------------------------------------------------------------------------------------------------------
SCUDDER CANADA INVESTMENT SERVICES     SPORTCHEK (THE FORZANI GROUP)                 THE ARTHRITIS SOCIETY
-----------------------------------------------------------------------------------------------------------------------------------
SEAGRAMS                               SPORTS CELEBRITY FESTIVAL                     THE BAY
-----------------------------------------------------------------------------------------------------------------------------------
SEAMARK ASSET MANAGEMENT               SPRINT                                        THE BOMBAY COMPANY
-----------------------------------------------------------------------------------------------------------------------------------
SEARS CANADA                           SPRINT CANADA                                 THE COOPERATORS
-----------------------------------------------------------------------------------------------------------------------------------
SEARS CANADA INC.                      ST JOHN'S BOARD OF TRADE                      THE FOLIO SOCIETY
-----------------------------------------------------------------------------------------------------------------------------------
SEARS CONNECT                          ST.MARY'S UNIV.                               THE HUGHES TRUST CO
-----------------------------------------------------------------------------------------------------------------------------------
SEARS TRAVEL                           STANDARD LIFE                                 THE LIFE NETWORK
-----------------------------------------------------------------------------------------------------------------------------------
SFI APPAREL                            STARCHOICE                                    THE MARSKELL GROUP INC
-----------------------------------------------------------------------------------------------------------------------------------
SHANDWICK CANADA                       STARKEY                                       THE MORTGAGE ALLIANCE
-----------------------------------------------------------------------------------------------------------------------------------
SHAW COMMUNICATIONS                    STEELE GROUP                                  THE MUTUAL GROUP
-----------------------------------------------------------------------------------------------------------------------------------
SHELL CANADA                           STOKES                                        THE READERS DIGEST ASSOCIATION
-----------------------------------------------------------------------------------------------------------------------------------
SHIRMAX                                STRATEGIC NOVA                                THE REAL CANADIAN SUPERSTORE
-----------------------------------------------------------------------------------------------------------------------------------
SHISEIDO CANADA                        STRATEGIC OBJECTIVES                          THE SHOE COMPANY
-----------------------------------------------------------------------------------------------------------------------------------
SHOP & SAVE                            SUBARU                                        THE SHOPPING CHANNEL
-----------------------------------------------------------------------------------------------------------------------------------
SHOPPERS DRUG MART                     SUBARU CANADA CORPORATE                       TIM HORTON'S
-----------------------------------------------------------------------------------------------------------------------------------
SHOPPERS DRUG MART - HEALTH WATCH      SUBARU DEALERS ASSOCIATION                    TIP TOP TAILORS
-----------------------------------------------------------------------------------------------------------------------------------
SICO INC.                              SUN MICROSYSTEMS                              TORONTO INTERNATIONAL BOAT SHOW
-----------------------------------------------------------------------------------------------------------------------------------
SIEMENS ELECTRIC LTD.                  SUN TELECOM                                   TORONTO SPORTSMAN SHOW
-----------------------------------------------------------------------------------------------------------------------------------
SIGNALGENE                             SUNLIFE OF CANADA                             TOSHIBA
-----------------------------------------------------------------------------------------------------------------------------------
SIGNATURE VACATIONS                    SUPERSTAR ATHLETIC                            TOURISM AUTHORITY OF THAILAND
-----------------------------------------------------------------------------------------------------------------------------------
SINGAPORE TOURISM BOARD                SUZUKI                                        TOURISM MONTREAL
-----------------------------------------------------------------------------------------------------------------------------------
SIRCORP                                SUZUKI CANADA                                 TOURMALINE EDITIONS
-----------------------------------------------------------------------------------------------------------------------------------
SMARTSOURCE                            SUZY SHIER INC.                               TOYOTA CORP
-----------------------------------------------------------------------------------------------------------------------------------
SMARTSOURCE EXTRA                      SWISS CHALET                                  TOYOTA DEALERS ASSOC
-----------------------------------------------------------------------------------------------------------------------------------
SMITH KLINE BEECHAM                    TALBOTS                                       TOYOTA ONTARIO DEALERS ASSOCIATION
-----------------------------------------------------------------------------------------------------------------------------------
SOBEYS                                 TALVEST                                       TOYOTA TRUCKS
-----------------------------------------------------------------------------------------------------------------------------------
SOLVEY PHARMACEUTICALS                 TAMEC INC.                                    TOYS R US
-----------------------------------------------------------------------------------------------------------------------------------
SONEREX HEALTH SERVICE                 TD/CANADA TRUST                               TOYS-R-US CANADA
-----------------------------------------------------------------------------------------------------------------------------------
SONY                                   TELECOMMUNICATIONS WORKERS UNION (TWU)        TRANS CANADA TRAIL
-----------------------------------------------------------------------------------------------------------------------------------
SONY MUSIC                             TELEFLORA CANADA                              TRANSIT SHOES
-----------------------------------------------------------------------------------------------------------------------------------
SOPEXA WINES                           TELEGLOBE                                     TRAVEL LODGE
-----------------------------------------------------------------------------------------------------------------------------------
SOUTHAM                                TELETOON                                      TRAVELOCITY.COM
-----------------------------------------------------------------------------------------------------------------------------------

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
TREMBLANT DEVELOPMENT                  VISION.COM
--------------------------------------------------------------------------------
TRIAX CAPITAL HOLDINGS                 VOLKSWAGEN
--------------------------------------------------------------------------------
TRICON                                 VOLKSWAGEN CANADA
--------------------------------------------------------------------------------
TRIMARK                                VOLVO
--------------------------------------------------------------------------------
TRIPEZE.COM (AD)                       WALMART
--------------------------------------------------------------------------------
TROPICANA                              WALT DISNEY WORLD
--------------------------------------------------------------------------------
TRUE NORTH ENERGY                      WAR AMPS
--------------------------------------------------------------------------------
TURBOCOR                               WAREHOUSE ONE - THE JEAN STORE
--------------------------------------------------------------------------------
TURKISH TOURIST OFFICE                 WARNER BROS. CANADA (WBR)
--------------------------------------------------------------------------------
TWENTIETH CENTURY FOX HOME
 ENTERTAINMENT                         WARNER BROTHERS
--------------------------------------------------------------------------------
U.S. VISION                            WARNER LAMBERT
--------------------------------------------------------------------------------
U-FORCE                                WENGER
--------------------------------------------------------------------------------
ULTIMATE GOLF VACATIONS                WESBELL GROUP OF COMPANIES
--------------------------------------------------------------------------------
ULTRA COMFORT                          WESTERN ECON. DIV.
--------------------------------------------------------------------------------
UNICCO                                 WESTIN HOTELS
--------------------------------------------------------------------------------
UNILEVER                               WESTON BAKERIES
--------------------------------------------------------------------------------
UNION GAS                              WHISKAS CAT FOOD
--------------------------------------------------------------------------------
UNITED DISTILLERIES                    WHITE ROSE CRAFTS & NURSERY
--------------------------------------------------------------------------------
UNITED FURNITURE WAREHOUSE             WHITEHALL
--------------------------------------------------------------------------------
UNIV. OF NEW BRUNSWICK                 WILDLIFE HABITAT
--------------------------------------------------------------------------------
UNIV. OF OTTAWA                        WINE COUNCIL OF ONTARIO
--------------------------------------------------------------------------------
UNIVERSAL (UNI)                        WINNERS APPAREL LTD.
--------------------------------------------------------------------------------
UNIVERSITE DE SHERBROOKE               WOMEN'S TELEVISION NETWORK
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UNIVERSITY OF ALBERTA                  WORKING VENTURES
--------------------------------------------------------------------------------
UNIVERSITY OF CALGARY                  WORKPLACE SAFETY AND INSURANCE BOARD
--------------------------------------------------------------------------------
VACHON CAKES                           WORLD OF VACATIONS LTD.
--------------------------------------------------------------------------------
VALASSIS OF CANADA                     WORLDCOM CANADA
--------------------------------------------------------------------------------
VAN DAAZ                               XEROX CANADA INC.
--------------------------------------------------------------------------------
VELOCITY / VOYUS                       XWAVE SOLUTIONS
--------------------------------------------------------------------------------
VIA RAIL                               YVES ROCHER
--------------------------------------------------------------------------------
VIDEON                                 ZELLERS
--------------------------------------------------------------------------------
VINCOR                                 ZENITH INSURANCE
--------------------------------------------------------------------------------
VISA
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